UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Transgenomic

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

000 1043961

(CUSIP Number)

Peter E. Salas

P.O. Box 16867 Fernandina Beach, Florida 32034

phone  904 491 5003

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

31 December, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Dolphin Offshore Partners L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) [OO]

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 560,020

	8	Shared Voting Power

	9	Sole Dispositive Power 560.020

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 560.020

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.62%

14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Person Peter E. Salas

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.62%

14	Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer

This statement relates to the Common Stock of Transgenomic, Inc. principal office at 12325 Emmet Street, Omaha, NE 68164

Item 2. Identity and Background

Dolphin Offshore Partners, L.P. (“Dolphin”) is a Delaware limited partnership with its principal office at P.O. Box 16867, Fernandina Beach, FL 32034.  The managing general partner of Dolphin is Dolphin Mgmt. Services, Inc. a Delaware corporation (“Dolphin Mgmt.”) of which Peter Salas is President and controlling person.  Neither Dolphin nor Dolphin Mgmt . has been convicted in any criminal proceeding or been a party to any civil, judicial, or administrative proceeding during the last five years resulting in any action, enjoining, prohibiting, or mandating action with regard to any state or federal securities laws.

Peter E. Salas (who is president of Dolphin Mgmt. as set out above)  has neither been convicted in any criminal proceeding or been a party to any civil, judicial, or administrative proceeding during the last five years resulting in any action , enjoining, prohibiting, or mandating action with regard to any state or federal securities laws.

On 2 July, 2014 Dolphin purchased 53,350 shares of Common Stock.  On 22 October, 2014 Dolphin purchased 307,962 shares of common stock and received 365,388 warrants (exercisable at $4.00).

On 31 December, 2014 Dolphin entered into an Unsecured Promissory Note Purchase Agreement (“the Purchase Agreement”) with Transgenomic, Inc. in the aggregate principal amount of $750,000.  The note accrues interest at a rate of 6% per year and matures on 31 December, 2016.  The note is convertible into shares of common stock of Transgenomic as follow:  commencing on the date of issue but no earlier than 1 January, 2015, the investor is entitled to convert, on a one time basis up to 50% of the outstanding principal and unpaid interest accrued under the Note into shares of Common Stock at a conversion price equal to the lesser of (a) the average closing price of the Common Stock on the principal securities exchange or market on which the Common Stock is traded for 20 consecutive trading days immediately preceding the date of conversion and (b) $2.20 and (ii) commencing 15 February, 2015 on a one time basis any and all of the remaining outstanding principal and unpaid interest accrued under the Note into shares of Common Stock at a conversion price equal to 85% of the average closing price of the Common stock on the securities exchange or market for 15 consecutive trading days immediately preceding the date of conversion.  On 2 January, 2015 Dolphin exercised its option and converted $375,000 to 198,708 shares of Common Stock.

As of 2 January, 2015 Dolphin owned 560,020 shares of Common Stock.

Item3. Source and Amount of Funds or Other Consideration

The net investment cost of the shares of Common Stock directly or indirectly beneficially owned by Dolphin were purchased with the investment capital of Dolphin.

Item 4. Purpose of the Transaction

Dolphin purchased the forgoing investments for investment purposes.

Item 5. Interest in Securitas of Issuer

At the time of this filing Dolphin owns 560,020 share, 7.62% of Common Stock of Transgenomics of the 7,353,695 outstanding shares.

Items 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

There are no other contracts, arrangements, understanding, or relationships between Peter E. Salas or Dolphin Offshore Partners, L.P. with Securities of issuer.

Items 7.  Material to be filed as Exhibits:

None

Signature:

After responsible inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

10 January, 2015

DOLPHIN OFFSHORE PARTNERS, L.P.

BY: Dolphin Mgmt. Services, Inc. its Managing general Partner

BY:	/s/ Peter E. Salas